EXHIBIT 2.3

Amendment No. 2 to

Stock Purchase Agreement

This Amendment No.2 (“Amendment No.2”) to that certain Stock Purchase Agreement dated as of July 12, 2003, as so amended by that certain Amendment No. 1 to the Purchase Agreement dated as of July 24, 2003 (the “Purchase Agreement”), by and among Broder Bros., Co., a Michigan corporation (“Buyer”), the stockholders and option holders of Alpha Shirt Holdings, Inc. (“Sellers”) and FNL Management Corporation, an Ohio corporation, as Sellers’ Representative (“Sellers’ Representative”), is entered into as of September 19, 2003.

Recitals

A. Buyer and Sellers’ Representative, on behalf of the Sellers, desire to amend the Purchase Agreement to acknowledge that certain pre-closing conditions have been satisfied and make certain other amendments.

B. Section 8.2.9 of the Purchase Agreement provides that the Sellers’ Representative may execute any and all instruments or other documents on behalf of Sellers, and do any and all other acts or things on behalf of Sellers, which the Sellers’ Representative may deem necessary or advisable in connection with the consummation of the transactions contemplated under the Purchase Agreement, and Section 12.3 of the Purchase Agreement provides that any amendment or modification of the Purchase Agreement shall be effective against a party thereto if such amendment or modification is contained in a written instrument that is signed by the party waiving compliance.

THE PARTIES AGREE AS FOLLOWS:

1. Section 2.3.1 of the Purchase Agreement shall be and hereby is deleted in its entirety and the following shall be substituted in lieu thereof

“2.3.1 Enterprise Value. For purposes of this Agreement, “Enterprise Value” shall be: (a) $232,000,000 if the transactions contemplated under this Agreement are financed with proceeds from the Notes Offering; or (b) $228,000,000, if the transactions contemplated under this Agreement are financed with proceeds from the Bridge Facility.”

2. In order to accommodate logistical issues of the Company, the parties have agreed that Closing Balance Sheet shall be determined as of 12:01 a.m. on the Closing Date, rather than 11:59 p.m. as currently provided for in Section 2.6.1 of the Purchase Agreement. Notwithstanding the foregoing, Indebtedness shall be increased in the Closing Balance Sheet to account for any interest charges, prepayment charges, termination fees, interest rate swap breakage fees or other similar fees payable on the Closing Date and which are not otherwise account for on the Closing Balance Sheet.

3. Sellers’ Representative hereby acknowledges on behalf of the Sellers that Buyer has satisfied in full all obligations described in Section 8.1.8 of the Purchase Agreement. Accordingly, Section 8.1.4(d) of the Purchase Agreement shall be amended by deleting the existing language therein and replacing such language in its entirety with “[Intentionally Omitted]”.

4. Section 8.1.4(g) is amended to change the reference to the date of “September 19, 2003” to “September 22, 2003.”

5. Buyer hereby acknowledges that Sellers have delivered to Buyer a pollution legal liability insurance policy with respect to the Company, which policy names Buyer and Bain Capital as named insureds, and that such policy satisfies in full all obligations described in Section 8.1.9 of the Purchase Agreement. Seller will work in good faith with Buyer to obtain an amendment to such policy after the Closing to include an aggregate deductible under such policy so long as Buyer pays for 50% of the premium increase associated with such amendment.

6. Buyer hereby acknowledges that Sellers have satisfied all in full all obligations described in Section 8.2.12 of the Purchase Agreement.

7. Buyer hereby acknowledges and consents to the execution by the Company of that certain Third Amendment to Lease, in the form attached hereto as Exhibit A (the “Third Amendment”), between the Company and Warehouse Investment Partners with respect to the Company’s location in La Mirada, California. Buyer acknowledges and agrees that the Company’s execution of the Third Amendment shall not constitute a violation or breach of any representation, warranty, covenant or other obligation of Sellers set forth in or contemplated by the Purchase Agreement.

8. Attached as Exhibit B hereto are the updated Disclosure Schedules (the “Updated Schedules”) delivered to Buyer by Sellers pursuant to Section 8.1.6 of the Purchase Agreement. Subject to Section 6.1(m) and Section 9.1(a) of the Purchase Agreement, the Updated Schedules shall upon Closing amend the original Disclosure Schedules to which they relate. For purposes of Section 9.2 of the Purchase Agreement, Buyer does not make nor shall be deemed to have made any acknowledgment or determination as to whether any matter in the Updated Schedules was, to Sellers’ Knowledge, known as of the signing of the Purchase Agreement. With regard to such Updated Schedules, Buyer and Sellers confirm the following:

(i)	The Transaction Bonuses included in item 2 of Schedule 8.2.13 are approved, and the amounts set forth therein shall constitute the “Transaction Bonuses” for purposes of the Purchase Agreement;

(ii)	The matter referenced as item 9 on Schedule 4.18 is acknowledged by Buyer, and Sellers shall have no liability to Buyer under Section 9.1 (a) of the Purchase Agreement (and such amount will not apply against the Indemnification Threshold or the Aggregate Indemnification Limit) solely as a result of such updated disclosure;

(iii)

Buyer acknowledges and approves the capital expenditure described on Schedule 4.6 attached hereto under item (b)(iv), and Sellers shall have no liability to Buyer under Section 9.1(a) of the Purchase Agreement (and such amount will not apply against the Indemnification Threshold or the

Aggregate Indemnification Limit) solely as a result of such updated disclosure; and

(iv)	Seller and Buyer have agreed that, to the extent Buyer suffers Losses in excess of $100,000 on account of the facts underlying the matter set forth as item 8 under Schedule 4.18 , the indemnification of Buyer for such Losses will not be subject to the Indemnification Threshold or the Aggregate Indemnification Limit. The first $100,000 related thereto shall be paid by Buyer and shall count towards satisfaction of the Indemnification Threshold under Section 9.2(b) and the Aggregate Indemnification Limit under Section 9.2(c).

9. Buyer has requested that neither Allen Menard nor Tom Frank resign from their respective positions on the Board of Directors of Holdings, the Company and ASHI. Accordingly, such resignations are waived by Buyer as a condition precedent to Closing under Section 6.1(j) of the Purchase Agreement.

10. Except as otherwise provided in this Amendment No.2 or in Amendment No.1, all provisions, terms and conditions of the Purchase Agreement remain unchanged and are in full force and effect.

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IN WITNESS WHEREOF, Buyer and Sellers’ Representative have executed and delivered this Amendment No.2 to Stock Purchase Agreement, as of the date first written above.

BRODER BROS., CO.

By:	/s/ Vince Tyra

Vince Tyra, Chief Executive Officer

SELLER’S REPRESENTATIVE: FNL Management Corp., as Sellers’ Representative and as Attorney-in-Fact for Sellers who are Option Holders

By:	/s/ ILLEGIBLE

Its:	Executive Vice President

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